UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2003, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA

     THE PROCTER & GAMBLE
     PROFIT SHARING TRUST AND EMPLOYEE STOCK OWNERSHIP PLAN
     FINANCIAL STATEMENTS FOR THE YEARS ENDED
     JUNE 30, 2003 AND 2002 AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED JUNE 30, 2003
     AND INDEPENDENT AUDITORS' REPORT

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits,
     June 30, 2003 and 2002                                                   2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended June 30, 2003 and 2002                               3

   Notes to Financial Statements for the Years Ended
     June 30, 2003 and 2002                                                4-17

SUPPLEMENTAL SCHEDULES:                                                      18

   Schedule of Assets (Held at End of Year), Schedule H, Line 4i
     of Form 5500, June 30, 2003                                             19

   Schedule of Reportable Transactions, Schedule H, Line 4j
     of Form 5500, for the Year Ended June 30, 2003                          20

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT


The Policy Committee of The Procter & Gamble
Profit Sharing Trust and Employee Stock Ownership Plan and
The Trustees of The Procter & Gamble Profit Sharing Trust and
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan
(Plan) as of June 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.


/S/DELOITTE & TOUCHE LLP
------------------------
Cincinnati, Ohio
September 5, 2003

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2003 AND 2002
--------------------------------------------------------------------------------------------------------------------

                                                                                        2003                 2002
INVESTMENTS--At fair value:
  Cash and cash equivalents, plus accrued interest                             $     54,712,265     $     55,979,852
  Money market funds                                                                250,366,405          301,293,101
  The Procter & Gamble Company common stock -
    61,651,525 shares (cost $1,925,856,510) at June 30, 2003;
    66,417,535 shares (cost $1,813,753,822) at June 30, 2002;                     5,498,082,999        5,931,085,876
  The Procter & Gamble Company ESOP Convertible
    Class A Preferred Stock:
      Series A - 48,012,719 shares (cost $655,108,963)
      at June 30, 2003; 50,782,451 shares (cost $692,902,093)
      at June 30, 2002                                                            4,281,774,280        4,534,872,874
      Series B - 35,683,448 shares (cost $924,875,149)
      at June 30, 2003; 36,323,448 shares (cost $941,463,831)
      at June 30, 2002                                                            3,182,249,893        3,243,683,906
  The J.M. Smucker Company common stock -
    1,210,883 shares (cost $12,718,944) at June 30, 2003;
    1,329,312 shares (cost $13,112,721) at June 30, 2002                             48,302,123           45,369,419
  Prudential Financial, Inc. common stock -
    127,390 shares (cost $3,815,331) at June 30, 2002                                                      4,249,730
  Mutual funds                                                                      610,285,683          564,372,110
  Deferred annuities                                                                  1,297,325            1,910,614
  Loans to participants                                                              54,702,296           50,195,149
                                                                               ----------------     ----------------
           Total investments                                                     13,981,773,269       14,733,012,631
                                                                               ----------------     ----------------
ACCOUNTS RECEIVABLE:
  Contribution from The Procter & Gamble Company                                    291,537,490          274,807,354
  Dividends receivable (Preferred Stock)                                             16,502,000           16,432,000
                                                                               ----------------     ----------------
           Total accounts receivable                                                308,039,490          291,239,354
                                                                               ----------------     ----------------
           Total assets                                                          14,289,812,759       15,024,251,985
                                                                               ----------------     ----------------
LIABILITIES:
  Interest payable on notes and debentures                                           51,842,049           54,931,887
  Note payable to The Procter & Gamble Company
    (Series A Preferred Stock)                                                      194,200,000          124,600,000
  Notes payable (Series A Preferred Stock)                                          110,396,426          212,141,035
  Debentures (Series B Preferred Stock)                                           1,000,000,000        1,000,000,000
                                                                               ----------------     ----------------
           Total liabilities                                                      1,356,438,475        1,391,672,922
                                                                               ----------------     ----------------
NET ASSETS AVAILABLE FOR BENEFITS                                              $ 12,933,374,284     $ 13,632,579,063
                                                                               ================     ================

The accompanying notes are an integral part of these financial statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
--------------------------------------------------------------------------------------------------------------------

                                                                                        2003                 2002
ADDITIONS:
  Investment income:
    Net appreciation (depreciation) in fair value of investments               $     (2,350,461)    $  4,221,380,070
    Dividends                                                                       262,074,860          271,935,990
    Interest on investments                                                           9,060,419            8,581,615
    Interest on loans to participants                                                 3,879,258            4,193,107
                                                                               ----------------     ----------------
           Total investment income                                                  272,664,076        4,506,090,782
                                                                               ----------------     ----------------
  Contributions by The Procter & Gamble Company
    (Net of forfeitures of $1,595,097 in 2003 and
    $1,762,847 in 2002)                                                             314,641,544          302,796,877
  Employee contributions                                                             67,053,409           50,984,046
  Employee rollovers                                                                  1,869,350              465,078
                                                                               ----------------     ----------------
           Total contributions                                                      383,564,303          354,246,001
                                                                               ----------------     ----------------

  Proceeds from class action award                                                    1,081,776
  Prudential Financial, Inc. demutualization                                                               3,815,331
  The J.M. Smucker Company common stock received                                                          44,172,790
  Preferred stock dividend                                                                                60,522,024
                                                                               ----------------     ----------------
           Total additions                                                          657,310,155        4,968,846,928
                                                                               ----------------     ----------------

DEDUCTIONS:
  Distributions to participants:
    The Procter & Gamble Company common stock -
      6,883,428 shares (cost $149,984,082) in 2003;
      11,142,493 shares (cost $224,936,955) in 2002                                 604,160,272          902,137,443
    Cash                                                                            495,081,831          606,751,709
    Mutual funds                                                                                              22,451
    Deferred annuities                                                                  613,289
  Automatic dividends paid to participants                                           85,670,994           85,919,602
  Interest expense                                                                  114,625,903          120,660,566
  Administrative expenses                                                               856,523              793,354
                                                                               ----------------     ----------------
           Total deductions                                                       1,301,008,812        1,716,285,125
                                                                               ----------------     ----------------

TRANSFERS:
  Transfers to The Procter & Gamble Retiree Benefit Trust                           (55,506,122)         (45,944,166)
  Transfer from affiliated plan                                                                            4,072,056
                                                                               ----------------     ----------------
           Total transfers                                                          (55,506,122)         (41,872,110)
                                                                               ----------------     ----------------

NET INCREASE (DECREASE) IN NET ASSETS                                              (699,204,779)       3,210,689,693

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                              13,632,579,063       10,421,889,370
                                                                               ----------------     ----------------
  End of year                                                                  $ 12,933,374,284     $ 13,632,579,063
                                                                               ================     ================
The accompanying notes are integral part of these statements.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      GENERAL--The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan (Plan) is a defined contribution plan covering substantially all domestic employees of The Procter & Gamble Company and certain of its subsidiaries (Company). Effective January 1, 2001, November 16, 2001, and July 1, 2002, employees of Iams Co., Clairol, Inc., and Millstone Coffee Inc., respectively, were eligible to participate in the Plan. In addition, The Procter & Gamble U.S. Business Services Company, a newly created subsidiary of the Company, was authorized to participate in the Plan on January 1, 2002. The Plan is comprised of two trusts, the Retirement Trust (RT) and the Employee Stock Ownership Trust (ESOT). These financial statements include the RT and the ESOT. The Plan is funded through both Company and employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan document should be referred to for the complete text of the Plan agreement.

      The ESOT was established by resolution of the Board of Directors of the Company on January 10, 1989. During March 1989, the ESOT borrowed $1,000,000,000 (see Note 7) and, with the proceeds from such borrowings, purchased 9,090,909 shares of The Procter & Gamble Company Series A ESOP Convertible Class A Preferred Stock (Series A Preferred Stock) (see Note
      5). The number of shares initially issued increased to 72,727,272 as a result of the two-for-one stock splits effective October 20, 1989, May 15, 1992, and August 22, 1997. As a means of extending the benefits of the ESOP to participants over a longer period, the ESOT entered into a term loan agreement with the Company under which outstanding borrowings were $194,200,000 and $124,600,000 as of June 30, 2003 and 2002, respectively
      (see Note 7). The shares of Series A Preferred Stock are utilized to fund a portion of the Company's contribution to the Plan.

      In May 1990, the Company's Board of Directors authorized an amendment to the Plan to establish a separate account in accordance with Section 401(h) of the Internal Revenue Code to fund a portion of the Company's postretirement obligation for retired Plan participants satisfying certain requirements specified in the Plan agreement. This amendment became effective July 1, 1990. During November 1990, the ESOT borrowed $1,000,000,000 (see Note 8) and with the proceeds from such borrowings, purchased 9,571,209 shares of The Procter & Gamble Company Series B ESOP Convertible Class A Preferred Stock (Series B Preferred Stock) (see Note
      6). The number of outstanding shares increased to 38,284,836 as a result of the two-for-one stock splits effective May 15, 1992 and August 22, 1997. In June 1993 these shares were exchanged for an equal number of shares with identical terms, except for amended restrictions on transfer (see Note 6). These shares are available to fund postretirement benefits and may not be used for profit sharing purposes, except as permitted under certain provisions in the Plan document.

      At June 30, 2003 and 2002, the net assets available to the ESOT to satisfy a portion of the postretirement benefits were $2,179,116,589 and $2,241,375,336, respectively. The related postretirement obligations are not a component of this Plan's obligations but are included in the financial statements of a separate health and welfare plan sponsored by the Company.


The balances in the investments and liabilities held in the ESOT related to
Series A and B Preferred Stock and other are summarized as follows for the years ended June 30, 2003 and 2002:
                                                                  June 30, 2003
                                       ---------------------------------------------------------------------
                                       ---------------------------------------------------------------------
                                           Series A          Series B           Other              Total

Short-term investments,
  plus accrued interest                $   27,387,306    $   36,872,696    $        -        $    64,260,002
Common Stock                                                                    5,621,996          5,621,996
Loans to Participants                                                             516,145            516,145
Mutual funds and other investments                                             19,310,188         19,310,188
Series A Preferred Stock                4,281,774,280                                          4,281,774,280
Series B Preferred Stock                                  3,182,249,893                        3,182,249,893
                                       --------------    --------------    --------------    ---------------
           Total investments            4,309,161,586     3,219,122,589        25,448,329      7,553,732,504

Dividend receivable                         9,708,000         6,794,000                           16,502,000
                                       --------------    --------------    --------------    ---------------
           Total assets                 4,318,869,586     3,225,916,589        25,448,329      7,570,234,504
                                       --------------    --------------    --------------    ---------------

Interest payable on notes and
  debentures                               (5,042,049)      (46,800,000)                         (51,842,049)
Note payable to The Procter & Gamble
  Company  (Series A Preferred Stock)    (194,200,000)                                          (194,200,000)
Notes payable (Series A
  Preferred Stock)                       (110,396,426)                                          (110,396,426)
Debentures (Series B Preferred Stock)                    (1,000,000,000)                      (1,000,000,000)
                                       --------------    --------------    --------------    ---------------
           Total liabilities             (309,638,475)   (1,046,800,000)                      (1,356,438,475)
                                       --------------    --------------    --------------    ---------------
ESOT net assets                        $4,009,231,111    $2,179,116,589    $   25,448,329    $ 6,213,796,029
                                       ==============    ==============    ==============    ===============


                                                                  June 30, 2002
                                       ---------------------------------------------------------------------
                                       ---------------------------------------------------------------------
                                           Series A          Series B           Other              Total
Short-term investments,
  plus accrued interest                $   17,033,285    $   37,575,430    $       -         $    54,608,715
Common Stock                                                                    1,993,623          1,993,623
Loans to Participants                                                             890,321            890,321
Mutual funds and other investments                                             14,752,047         14,752,047
Series A Preferred Stock                4,534,872,874                                          4,534,872,874
Series B Preferred Stock                                  3,243,683,906                        3,243,683,906
                                       --------------    --------------    --------------    ---------------

           Total investments            4,551,906,159     3,281,259,336        17,635,991      7,850,801,486

Dividend receivable                         9,516,000         6,916,000                           16,432,000
                                       --------------    --------------    --------------    ---------------

           Total assets                 4,561,422,159     3,288,175,336        17,635,991      7,867,233,486
                                       --------------    --------------    --------------    ---------------
Interest payable on notes and
  debentures                               (8,131,887)      (46,800,000)                         (54,931,887)
Note payable to The Procter & Gamble
  Company  (Series A Preferred Stock)    (124,600,000)                                          (124,600,000)
Notes payable (Series A
  Preferred Stock)                       (212,141,035)                                          (212,141,035)
Debentures (Series B Preferred Stock)                    (1,000,000,000)                      (1,000,000,000)
                                       --------------    --------------    --------------    ---------------
           Total liabilities             (344,872,922)   (1,046,800,000)                      (1,391,672,922)
                                       --------------    --------------    --------------    ---------------
ESOT net assets                        $4,216,549,237    $2,241,375,336    $   17,635,991    $  6,475,560,564
                                       ==============    ==============    ==============    ================


      The activity in the investments and liabilities held in the ESOT related to Series A and B Preferred Stock and other are summarized as follows for the years ended June 30, 2003 and 2002:

                                                              Series A            Series B             Other              Total
ESOT NET ASSETS--June 30, 2001                           $ 3,099,431,093     $ 1,333,829,932     $      989,410    $  4,434,250,435
                                                         ---------------     ---------------     --------------    ----------------
  Net appreciation in fair value of investment             1,350,818,872         929,049,732          1,480,212       2,281,348,816
  Interest on investments and dividends                       80,861,923          75,259,909             52,631         156,174,463
  Interest on loans to participants                                                                      79,544              79,544
  Contributions by The Procter & Gamble
    Company                                                   10,111,962          17,590,129                             27,702,091
  Stock dividend                                              35,332,224          25,189,800                             60,522,024
  Interest expense                                           (27,060,566)        (93,600,000)                          (120,660,566)
  Automatic dividends to participants                        (18,478,124)                                               (18,478,124)
  Distributions to participants                               (8,543,792)                          (290,890,161)       (299,433,953)
  Conversions to other investments                          (305,924,355)                           305,924,355
  Net transfers among trusts                                                     (45,944,166)                           (45,944,166)
                                                         ---------------     ---------------     --------------    ----------------
ESOT NET ASSETS--June 30, 2002                             4,216,549,237       2,241,375,336         17,635,991       6,475,560,564
                                                         ---------------     ---------------     --------------    ----------------
Net appreciation (depreciation)
   in fair value of investments                              (14,564,913)         (5,927,890)         4,567,042         (15,925,761)
Interest on investments and dividends                         81,446,911          73,878,440            414,737         155,740,088
Interest on loans to participants                                                                        52,643              52,643
Contributions by The Procter & Gamble
  Company                                                      4,174,939          18,896,825                             23,071,764
Interest expense                                             (21,025,903)        (93,600,000)                          (114,625,903)
Automatic dividends to participants                          (20,957,595)                                               (20,957,595)
Distributions to participants                                 (7,388,228)                          (226,225,421)       (233,613,649)
Conversions to other investments                            (229,003,337)                           229,003,337
Net transfers among trusts                                                       (55,506,122)                           (55,506,122)
                                                         ---------------     ---------------     --------------    ----------------
ESOT NET ASSETS--June 30, 2003                           $ 4,009,231,111     $ 2,179,116,589     $   25,448,329     $ 6,213,796,029
                                                         ===============     ===============     ==============     ===============

      PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS--Each participant's account is credited with the allocation of Company contributions (see Note 9), his or her employee contributions (see Note 10) and Plan earnings. All such participant accounts are maintained in the RT. Company contributions are allocated based on participant base earnings and Plan credit years, as defined in the Plan document. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

      Dividends earned on the shares of Company common stock within a participant's account will automatically be distributed to the participant as part of his or her compensation, subject to IRS limitations. Dividends earned on the shares of Company preferred stock within a participant's account will automatically be distributed to the participant as part of his or her compensation, subject to IRS limitations and will only occur to non-highly compensated participants. Any dividend not distributed to a participant will be reinvested in the Plan. At the same time the dividend is distributed, the Company will adjust the participant's wages by the amount of the dividend. The Company will then allocate a discretionary contribution consisting of Series A Preferred Stock to the participant's account that is equal to the amount of the dividend. The discretionary contribution will be used to prepay debt on the Plan's note payable (Series A Preferred Stock), resulting in the release of Series A Preferred Stock equal to the aggregate dividend.

      Vested participants may allocate the portion of the annual Company contribution received in cash between the money market fund, individual deferred annuities, JP Morgan bond fund, and common stock of the Company. Employee contributions, account balances of vested participants that have reached the age of fifty, and participants in the Retirement Plus feature may be allocated to any of the investment options within the RT. Effective July 1, 2001, the Plan added the JP Morgan International Equity Fund and the JP Morgan Small Company Stock Fund as investment options to participants. A description of the investment options is as follows:

         COMMON STOCK FUND--A fund investing in shares of Company common stock.

         INDIVIDUAL DEFERRED ANNUITY--A fund investing in guaranteed investment contracts with various insurance companies.

         MONEY MARKET FUND AND SHORT-TERM INVESTMENTS--Funds investing in commercial paper, short-term U.S. government securities and various short-term bank funds.

         JP MORGAN BOND FUND--The prospectus indicates that this fund invests in a broad diversity of publicly traded and privately placed bonds.

         JP MORGAN U.S. LARGE COMPANY STOCK FUND--The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

         JP MORGAN PRE-MIXED FUND A--The prospectus indicates that this fund invests in money market instruments (50%), bonds (30%), U.S. large company stocks (10%), international stocks (6%) and U.S. small company stocks (4%).

         JP MORGAN PRE-MIXED FUND B--The prospectus indicates that this fund invests in bonds (40%), U.S. large company stocks (25%), international stocks (15%), U.S. small company stocks (10%) and money market instruments (10%).

         JP MORGAN PRE-MIXED FUND C--The prospectus indicates that this fund invests in U.S. large company stocks (40%), international stocks (24%), U.S. small company stocks (16%), money market instruments (10%) and bonds (10%).

         JP MORGAN INTERNATIONAL EQUITY FUND--The prospectus indicates that this fund invests in a diversified portfolio of equity securities of foreign corporations.

         JP MORGAN U.S. SMALL COMPANY STOCK FUND--The prospectus indicates that this fund invests in a portfolio of equity securities issued by small companies.

      Effective July 1, 2002, the JP Morgan Bond Fund; JP Morgan Pre-Mixed Funds A, B, and C; and Prime Money Market Fund were converted from commingled to institutional funds, the JP Morgan International Equity Fund was converted to the Putnam International Growth Fund, the JP Morgan U.S. Small Company Stock Fund was converted to the American Century Heritage Fund, and the JP Morgan Large Company Stock Fund was converted to the JP Morgan Disciplined Equity Fund.

         AMERICAN CENTURY HERITAGE FUND--The prospectus indicates that this fund invests in a portfolio of equity securities issued by small to medium companies.

         PUTNAM INTERNATIONAL GROWTH FUND--The prospectus indicates that this fund invests in a diversified portfolio of equity securities of foreign corporations.

         JP MORGAN DISCIPLINED EQUITY FUND--The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

      Effective July 1, 2003, the JP Morgan Disciplined Equity Fund, American Century Heritage Fund, and Putnam International Growth Fund were converted to the American Century Equity Index Fund, Fidelity Low Priced Stock Fund, and JP Morgan Fleming International Equity Select Fund, respectively. The Fidelity Dividend Growth Fund was added to the investment options available to participants. Additionally, all Money Market Fund assets were transferred to the JP Morgan Stable Value Fund. Participants preferring the Money Market Fund to the Stable Value Fund had until August 1, 2003 to transfer their assets back to the Money Market Fund without being subject to a 30-day equity wash. Subsequent to August 1, 2003, participants wishing to transfer funds from the Stable Value Fund to the Money Market Fund will be required to transfer the funds from the Stable Value Fund to another of the available investment options for a 30 day holding period prior to transferring the funds to the Money Market Fund. A description of the new investment options is as follows:

         AMERICAN CENTURY EQUITY INDEX FUND--The prospectus indicates that this fund invests in a portfolio of equity securities issued by large U.S. companies.

         FIDELITY LOW PRICED STOCK FUND--The prospectus indicates that this fund invests in a portfolio of equity securities, the majority of which are typically small to medium-sized companies that are below a fixed price.

         JP MORGAN FLEMING INTERNATIONAL EQUITY SELECT FUND--The prospectus indicates that this fund invests in a diversified portfolio of equity securities of international corporations.

         JP MORGAN STABLE VALUE FUND--The prospectus indicates that this fund invests in a diversified portfolio of equity securities of major financial institutions designed to protect principal from market volatility.

         FIDELITY DIVIDEND GROWTH FUND--The prospectus indicates that this fund invests in a portfolio of domestic and international securities that have potential for dividend growth by either increasing, decreasing, or commencing dividends.

      Additionally, the three Pre-Mixed Portfolios were reallocated on July 1, 2003. The new reallocations are as follows:

         JP MORGAN PRE-MIXED FUND A--The prospectus indicates that this fund invests in money market instruments (50%), bonds (30%), international stocks (6%), U.S. large company stocks (5%), dividend growth stocks (5%), and U.S. small company stocks (4%).

         JP MORGAN PRE-MIXED FUND B--The prospectus indicates that this fund invests in bonds (40%), international stocks (15%), U.S. large company stocks (12.5%), dividend growth stocks (12.5%), U.S. small company stocks (10%), and money market instruments (10%).

         JP MORGAN PRE-MIXED FUND C--The prospectus indicates that this fund invests in international stocks (24%), U.S. large company stocks (20%), dividend growth stocks (20%), U.S. small company stocks (16%), money market instruments (10%) and bonds (10%).

      RETIREMENT PLUS--The Retirement Plus feature allows a retiree or a vested former employee with account balances equal to or greater than $5,000 to maintain some or all of his or her funds in the Plan. If a participant chooses the Retirement Plus option, he or she must maintain at least 40% of his or her employer-contributed account balance (prior to July 1, 2002, the 40% requirement applied to all funds) invested in Company stock (any combination of preferred and common). Retired and former-employee participants, and spousal beneficiaries in the Retirement Plus feature have the option of reinvesting both Company common and preferred stock dividends rather than receiving these amounts as cash. Prior to July 1, 2002, all common and Series A Preferred Stock dividends were paid in cash to the participant. A participant may elect to distribute all or a portion of his or her account balance at anytime in accordance with the Plan document. Each participant's account is credited with an allocation of Plan earnings.

      THE J.M. SMUCKER COMPANY COMMON STOCK--In May of 2002, the Jif peanut butter and Crisco shortening brands were spun-off to the Company's shareholders and subsequently merged into The J.M. Smucker Company ("Smucker"). As a result of the spin-off, participants holding common stock received one share of Smucker stock for each fifty shares of Company common stock. The cost basis of the Company common stock prior to the Smucker spin-off was allocated between the Company common stock held and the Smucker common stock received. For participant accounts with Company preferred stock, a preferred stock dividend (fair value $60,522,024) was awarded based on a predetermined calculation in sufficient amounts to approximate the fifty-to-one common stock ratio. All grants related to common stock were made in Smucker common stock; however, vested participants have the option of selling the Smucker common stock and reinvesting the funds into other investment options. Participants are not permitted to purchase additional shares of Smucker.

      DEMUTUALIZATION INCOME--In June of 2002, the RT received $3,815,331 as a result of Prudential Financial, Inc.'s conversion from a mutual insurance company to a corporation. All amounts were distributed to qualifying participants by June 30, 2003.

      VESTING--A participant is fully vested in employee contributions plus actual earnings thereon in his or her account regardless of years of service. A participant is fully vested in Company contributions plus actual earnings thereon in his or her account after four years of service and 1,000 service hours, as defined in the plan agreement; however, the participant is immediately 100% vested in the Company's additional preferred contributions.

      PAYMENT OF BENEFITS--Retired or terminated employees may maintain their accounts within the Plan until reaching the federal mandatory distribution age (70 1/2). Upon election of a distribution, a vested participant may elect to receive (1) all or a partial amount in cash, securities and annuities in his or her account or (2) an annuity purchased for the value of his or her account. In addition to the above alternatives, a retired vested participant electing a distribution may also elect to receive annual distributions of cash and securities in his or her account on a pro-rata basis not to exceed the lesser of 20 years or the participant's life expectancy. Active participants are permitted to receive annual in-service withdrawals up to 2% of their account balance.

      PLAN TERMINATION--Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, provided that the Company's $300 million guarantee described in footnote nine is satisfied, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their entire accounts and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations and the Plan document.

      LOAN PROVISION--The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan agreement and at an interest rate equal to the prime rate plus 1%. Loans are repayable through payroll deductions of principal and interest over a maximum term of 60 months (120 months if the loan is to purchase a primary residence).

      FORFEITURES--Participants who terminate service prior to vesting forfeit their non-vested account balance. The Company applies forfeited amounts against the annual Company contribution.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING AND VALUATION OF INVESTMENTS--The financial statements are prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. Fair value of the Company common stock is determined by composite trading prices on the New York Stock Exchange. Fair value of the Series A Preferred Stock and Series B Preferred Stock is determined as the greater of the fair value of the Company's common stock as defined in the Plan agreement or $13.75 (Series
      A) and $26.12 (Series B) per share (see Notes 5 and 6). Effective June 1, 2002 and as a result of the stock dividend received (Note 1), the liquidation basis of the preferred stock was adjusted to $13.64 (Series A) and $25.92 (Series B) per share. The Series A and Series B Preferred Stock and the Company common stock included in the statements of net assets are recorded at $89.18 and $89.30 per share as of June 30, 2003 and 2002, respectively. Deferred annuities are recorded at contract value (cost plus accumulated interest), which approximates fair value. Mutual funds (funds) are valued by the fund manager, JP Morgan Investment Management, Inc., based upon the fair values of the funds' underlying investments. Loans to participants are valued at the unpaid principal balance. The cost of securities sold, transferred or distributed is determined by the weighted average cost of securities allocated to the participant's account.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      The Plan invests in Company common stock, Company preferred stock, Smucker common stock, and various mutual funds which include investments in U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      EXPENSES OF THE PLAN--All administrative expenses of the Plan are paid by the Company, provided however, that investment and recordkeeping expenses shall be paid by the Plan to the extent that such expenses are not paid by the Company. Prior to July 1, 2002, the Plan invested in JP Morgan commingled funds. As a result, any such investment expenses invoiced to and paid by the Plan were netted with investment income on the financial statements and approximated $2,134,000 in 2002. Effective July 1, 2002, the Plan converted its commingled investments to institutional funds. As a result, any such investment expenses are netted with earnings by JP Morgan and reported to the Company as a net amount. Loan administration fees paid by participants, totaling $341,774 and $303,562, as of June 30, 2003 and 2002, respectively, are reflected in the Plan's statements of changes in net assets. In addition, recordkeeping fees to JP Morgan Retirement Plan Services (formerly known as American Century, Inc.), totaling $514,749 and $489,792, for the quarters ended June 30, 2003 and 2002, respectively, are paid by the Plan and are reflected in the Plan's statements of changes in net assets. Prior to July 1, 2003, the Company paid the recordkeeping fees for the first three quarters of the plan year. Effective July 1, 2003, recordkeeping fees will be deducted from participant accounts on a quarterly basis, totaling $46 annually per participant. Payment of the fee will be pro-rated between the participant's RT and ESOT balances. If a participant's account lacks sufficient funds to cover the expense, the Plan will pay any amount not covered by the participant's funds.

3.    INCOME TAX STATUS

      The Plan is intended to qualify under the Internal Revenue Code ("IRC") as exempt from Federal income taxes. The Plan received a favorable determination letter from the IRS dated November 14, 2000, in which the IRS stated the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.    PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS

      The Company is a party-in-interest, as defined by ERISA. During the Plan years ended June 30, 2003 and 2002, borrowings outstanding under the term loan agreement (see Note 7) between the Company and the ESOT were $194,200,000 and $124,600,000, respectively. This transaction qualifies as a party-in-interest transaction; however, the Plan administrator has not identified any prohibited party-in-interest investments or transactions during the years ended June 30, 2003 and 2002.

      Certain of the Plan's investments are shares of mutual funds managed by the Recordkeeper and Custodian. JP Morgan is the Recordkeeper and Custodian, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Recordkeeper and Custodian for services were approximately $856,523 and $793,354 for the years ended June 30, 2003 and 2002, respectively.

5.    SERIES A PREFERRED STOCK

      CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS--The Series A Preferred Stock is convertible by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series A Preferred Stock subject to the conditions described herein. Additionally, in order to make a distribution to a participant, the Series A Preferred Stock can be "put" to the Company at its liquidation value plus accrued dividends. Hence, upon distribution, participants will receive $13.64 per share (prior to June 1, 2002, $13.75 per share) of Series A Preferred Stock plus accrued dividends or one share of the Company's common stock, whichever has a higher value. Participants must receive distributions of cash or common stock upon election of a distribution from the Plan. Participants age 55 to 59 may also elect to convert up to 25% of their shares of Series A Preferred Stock to alternative investments, which are held by the Plan. This conversion option increases to 50% at age 60. The fair value of the Company's common stock as of June 30, 2003 and 2002 was $89.18 and $89.30, respectively, per share. During 2003 and 2002, respectively, 2,769,732 (cost $37,793,131, fair value $229,003,337) and 3,829,464 (cost
      $52,619,252, fair value $305,924,355) shares of Series A Preferred Stock were converted into shares of Company common stock and the former Series A Preferred Stock was retired. A stock dividend of 392,310 shares of Series A Preferred Stock was granted in May of 2002 as a result of the Smucker spin-off.

      Effective July 2002, the restriction on the sale of Series A Preferred Stock was eliminated for vested employees under age 50 and vested employee participants age 50 or older who did not participate in the Retirement Plus program at that time.

      ELIGIBILITY--All participants are eligible for allocation of Series A Preferred Stock.

      DIVIDEND RIGHTS--In 2003 and 2002, annual dividends of $1.64 and $1.52 per share were paid quarterly at $0.41 and $0.38 per share, respectively. In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series A Preferred Stock generally is not permitted.

      CALL PROVISIONS--The Series A Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

      VOTING RIGHTS--Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

      RESTRICTIONS ON TRANSFER--The ESOT or another employee benefit plan of the Company are the only permissible holders of the Series A Preferred Stock. Upon transfer to any other holder, shares automatically convert to shares of the Company's common stock.

      ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS--Shares of the Series A Preferred Stock are released for allocation to participant accounts in accordance with the Plan agreement as the borrowings are repaid (see Note
      7). During 2003 and 2002, respectively, 1,920,067 and 2,074,168 shares of Series A Preferred Stock valued at $169,993,097 and $176,831,690, respectively, were released for allocation to participant accounts, of which $60,847,463 and $79,240,651, respectively, was used to fund a portion of the annual profit sharing contribution and $109,145,634 and $97,591,039, respectively, was used to fund annual dividends on allocated shares. At June 30, 2003 and 2002, 15,766,849 and 17,686,916 shares of
      Series A Preferred Stock, respectively, were unallocated.

6.    SERIES B PREFERRED STOCK

      CONVERSION, DISTRIBUTION AND LIQUIDATION RIGHTS--The Series B Preferred Stock is convertible at any time by the holder (Plan trustee) at the rate of one share of the Company's common stock for each share of Series B Preferred Stock. Additionally, in order to make a distribution to a participant for retiree medical expenses, the Series B Preferred Stock can be "put" to the Company at its liquidation price plus accrued dividends. Hence, upon distribution, participants will receive $25.92 per share (prior to June 1, 2002, $26.12 per share) of Series B Preferred Stock plus accrued dividends or one share of the Company's common stock, whichever has a higher value. The fair value of the Company's common stock as of June 30, 2003 and 2002 was $89.18 and $89.30, respectively, per share. During 2003 and 2002, respectively, 640,000 (cost $16,588,681, fair value $55,506,122) and 560,000 (cost $14,655,056, fair value $45,944,166) shares of Series B Preferred Stock plus accrued dividends were converted to Company common stock and the former Series B Preferred Stock was retired. The proceeds from the conversion of shares were transferred to The Procter & Gamble Retiree Benefit Trust to fund postretirement benefits. A stock dividend of 280,000 shares of Series B Preferred Stock was granted in May of 2002 as a result of the Smucker spin-off.

      ELIGIBILITY--Active participants who are eligible to retire from the Company and all participants who have retired under the terms of the Plan are eligible for allocation of Series B Preferred Stock. Additionally, former participants that have retired from the Company and are currently participating in a Company sponsored retiree healthcare plan are also eligible for allocation of Series B Preferred Stock.

      DIVIDEND RIGHTS--Annual dividends of $2.044 per share ($2.06 per share, prior to June 1, 2002) are paid quarterly at $0.511 per share ($0.515 per share, prior to January 1, 2002). In the event that dividends are not paid when due, payment or declaration of dividends on securities subordinated to the Series B Preferred Stock generally is not permitted.

      CALL PROVISIONS--The Series B Preferred Stock may be called at certain premium amounts as described in the Company's amended articles of incorporation.

      VOTING RIGHTS--Each share is entitled to a number of votes equal to the number of shares of the Company's common stock into which it is convertible.

      RESTRICTIONS ON TRANSFER--Effective June 29, 1993, all shares of the Series B Preferred Stock were exchanged for an equal number of shares of Series B Preferred Stock with amended restrictions on transfer. Terms were amended to lift the transfer restrictions and to provide the Company with the right of first refusal on the purchase of Series B Preferred Stock. In prior years, the ESOT or another employee benefit plan of the Company were the only permissible holders of the Series B Preferred Stock and, upon transfer to any other holder, shares automatically converted to shares of the Company's common stock.

      ALLOCATION OF SHARES TO PARTICIPANT ACCOUNTS--Shares of the Series B Preferred Stock will be released for straight line allocation to eligible participant retiree health care fund accounts in accordance with the Plan agreement as interest and/or principal are paid (see Note 8). In 2003 and 2002, 1,094,986 shares and 883,683 shares of Series B Preferred Stock valued at $99,383,001 and $80,512,991, respectively, were released for allocation to participant accounts. At June 30, 2003 and 2002, 25,358,755 and 26,453,741 shares of Series B Preferred Stock, respectively, were unallocated.

7.    NOTES PAYABLE (SERIES A PREFERRED STOCK)

      Notes payable consist of the following at June 30:
                                                               Principal
        Interest                                      --------------------------
         Rates     Series        Maturity Date            2003           2002

         8.33%     Series K      September 3, 2002                  $ 49,834,501
         8.33%     Series K      March 3, 2003                        51,910,108
         8.33%     Series K      September 3, 2003    $ 54,072,164    54,072,164
         8.33%     Series K      March 3, 2004          56,324,262    56,324,262
                                                      ------------  ------------
        Total                                         $110,396,426  $212,141,035
                                                      ============  ============

      These notes are guaranteed by the Company. Repayment of principal and interest is funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. Interest on the notes is payable semiannually on September 3 and March 3.

      The fair value of the total outstanding notes payable is estimated based on current rates for debt of the same remaining maturities and approximated $110,396,426 and $229,721,000 at June 30, 2003 and 2002,
      respectively.

      On March 3, 1999, the ESOT entered into a term loan agreement ("loan") with the Company under which the Plan could borrow a total principal amount up to $365,500,000. Under the terms of the loan agreement, the Plan elected to make a prepayment of $88,500,000 that was applied against the loan balance for the year ended June 30, 2000. The Plan, which borrowed $69,600,000 and $57,000,000 during 2003 and 2002, respectively, may now borrow a total principal amount up to $277,000,000. Principal borrowings allowed for the year ended June 30, 2004 are $82,800,000. Mandatory semiannual repayments of principal and interest commence on September 3, 2004 and will be funded through annual contributions by the Company and dividends received on the Series A Preferred Stock. The loan bears an interest rate of 6% and borrowings as of June 30, 2003 and 2002 were $194,200,000 and $124,600,000, respectively.

8.    DEBENTURES (SERIES B PREFERRED STOCK)

      The debentures bear interest at a rate of 9.36% and are due on January 1, 2021. Mandatory sinking fund payments are required beginning July 1, 2006 and are payable semiannually thereafter. Interest is payable semiannually on July 1 and January 1. The debentures are guaranteed by the Company. Repayment of principal and interest is to be funded through annual contributions by the Company and dividends received on the Series B Preferred Stock. The fair value of the debentures is estimated based on current rates for debt of the same remaining maturities and approximates $1,475,755,000 and $1,278,502,000, respectively, at June 30, 2003 and
      2002.

9.    COMPANY CONTRIBUTION

      Annual credits to participants' accounts are based on individual base salary and years of service not exceeding 15% of total compensation of Plan participants as defined in the Plan agreement. The Company's contribution is reduced by the value of Series A Preferred Stock released and available for allocation to ESOT participant accounts in accordance with terms specified in the Plan agreement (see Note 5). The Company also funds a portion of principal and interest payments on the notes payable and debentures through contributions to the ESOT (see Notes 7 and 8). Beginning in 1997 and subsequently modified in 1999, the Company's cash contribution is guaranteed up to $300 million above and beyond the benefit funded by the shares released by the ESOT as specified in the Plan document.

      Company contributions to the Plan for the years ended June 30 are as follows:

                                                     2003                2002

      Contribution for debt service             $ 23,071,764        $ 27,702,091
      Contribution for Annual Fund Credit        291,569,780         275,094,786
                                                ------------        ------------
      Total                                     $314,641,544        $302,796,877
                                                ============        ============


10.   EMPLOYEE CONTRIBUTIONS

      Participants may elect to contribute a portion of their pre-tax compensation, as defined by the Plan, up to IRS limits. Participants can rollover balances from conduit IRAs and qualified plans of former employers. In accordance with new IRS regulations, participants age 50 or older are eligible to contribute an additional $2,000 as a "catch-up" contribution in excess of the $12,000 maximum 401(k) contribution.

11.   INVESTMENTS

      The Plan's investments (at fair value) consist of the following at June
      30. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                  2003               2002
      Common stock (A) -
        The Procter & Gamble Company        $ 5,498,082,999    $ 5,931,085,876
      Preferred stocks:
        The Procter & Gamble Company ESOP
          Convertible Class A:
          Series A                            4,281,774,280      4,534,872,874
          Series B                            3,182,249,893      3,243,683,906
      Other investments                       1,019,666,097      1,023,369,975
                                            ---------------    ---------------
      Total                                 $13,981,773,269    $14,733,012,631
                                            ===============    ===============

     (A) Represents nonparticipant-directed investments under the guidance of SOP 99-3.


      For the years ended June 30, 2003 and 2002, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) as follows:

                                                      2003             2002

      Net appreciation (depreciation) in fair value of:

       Procter & Gamble common stock              $ 8,725,342   $1,979,620,538
       Procter & Gamble Series A Preferred stock  (14,564,913)   1,350,818,872
       Procter & Gamble Series B Preferred stock   (5,927,890)     929,049,732
       Mutual funds and other investments           9,417,000      (38,109,072)
                                                  -----------   --------------
      Total                                       $(2,350,461)  $4,221,380,070
                                                  ===========   ==============


12.   NONPARTICIPANT-DIRECTED INVESTMENTS

      The Procter & Gamble Common Stock Fund is considered to be nonparticipant-directed under the guidance of SOP 99-3 because Retirement Plus participants are required to maintain at least 40% (prior to July 1, 2002, the 40% requirement applied to all funds) of their employer-contributed account balances in Company stock.

      The significant components of the changes in net assets of The Procter & Gamble Common Stock Fund as of June 30 are as follows:

                                                 2003                  2002

      Net assets--Common Stock Fund         $5,498,082,999        $5,931,085,876
                                            ==============        ==============


      The significant components of the changes in net assets of the Common Stock Fund consist of the following for the year ended June 30, 2003:

      Net appreciation in fair value                         $    8,725,342
      Dividends                                                 107,161,350
      Contributions                                             300,416,554
      Distributions to participants                            (850,777,043)
      Net interfund transfers                                  (224,382,174)
      Conversion from preferred stock                           225,853,094
                                                             --------------
           Total changes in net assets                         (433,002,877)

      Net assets--beginning of year                           5,931,085,876
                                                             --------------
      Net assets--end of year                                $5,498,082,999
                                                             ==============


13.   CLASS ACTION LAWSUIT

      During March of 2000, a class action lawsuit was filed against The Procter & Gamble Company by shareholders of common stock. The class was certified on October 29, 2001 by the United States District Court for the Southern District of Ohio, Western Division (the "Court"), and a settlement of $49,000,000 was approved. The Plan joined the class of plaintiffs on March 28, 2002. During 2002, the RT received partial settlement proceeds of $1,081,776; the final portion of the settlement is expected to be received in 2004. As the ESOT did not hold Company common stock until 2002, no related settlement proceeds will be received.

                                     ******

                             SUPPLEMENTAL SCHEDULES



THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SCHEDULE H, LINE 4i OF FORM 5500
JUNE 30, 2003
------------------------------------------------------------------------------------------------------------------------------------

Identity of Issue                                                    Description of Investment                           Fair Value
SHORT-TERM INVESTMENTS:
  JP Morgan*                                       Liquified Cash**                                                 $    54,712,265
  JP Morgan*                                       Money Market Fund**                                                  250,366,405
                                                                                                                    ---------------
Total  Short-Term Investments                                                                                       $   305,078,670
                                                                                                                    ===============

The Procter & Gamble Co.*                          Common stock, no par value, 61,651,525 shares
                                                    (cost basis, $1,925,856,510)                                    $ 5,498,082,999
                                                                                                                    ===============
The Procter & Gamble Co.*                          Series A ESOP Convertible Class A Preferred Stock
                                                    No par value, 48,012,719 shares (cost basis, $655,108,963)      $ 4,281,774,280
                                                                                                                    ===============
The Procter & Gamble Co.*                          Series B ESOP Convertible Class B Preferred Stock
                                                    No par value, 35,683,448 shares (cost basis, $924,875,149)      $ 3,182,249,893
                                                                                                                    ===============
The J.M. Smucker Company                           Common stock, no par value, 1,210,883 shares
                                                    (cost basis, $12,718,944)                                       $    48,302,123
                                                                                                                    ===============
Various Insurance Companies                        Deferred Annuities                                               $     1,297,325
                                                                                                                    ===============
MUTUAL FUNDS:
  JP Morgan*                                       Bond Fund**                                                      $   144,014,459
  JP Morgan*                                       Pre-Mix A Fund**                                                      25,993,813
  JP Morgan*                                       Pre-Mix B Fund**                                                     133,858,078
  JP Morgan*                                       Pre-Mix C Fund**                                                     118,483,174
  JP Morgan*                                       Disciplined Equity Fund**                                            125,161,410
  Putnam                                           International Growth Fund**                                           16,629,614
  JP Morgan*                                       ACI Heritage Fund**                                                   46,138,773
  Merrill Lynch                                    Government Series Bond Fund**                                              6,362
                                                                                                                    ---------------
Total Mutual Funds                                                                                                  $   610,285,683
                                                                                                                    ===============

LOANS TO PARTICIPANTS                              Various participants, interest rates ranging from 5.25% to 10.5%
                                                    maturities ranging from July 2003 through December 2010         $    54,702,296
                                                                                                                    ===============

  * Denotes party-in-interest
** Cost information is not required for participant-directed investments and, therefore, is not included.

THE PROCTER & GAMBLE PROFIT SHARING TRUST
AND EMPLOYEE STOCK OWNERSHIP PLAN

REPORTABLE TRANSACTIONS
SCHEDULE H, LINE 4j OF FORM 5500
FOR THE YEAR ENDED JUNE 30, 2003
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                             Cost of            Gain on
Description of Asset                Purchases (A)               Sales                         Sales              Sale

SINGLE TRANSACTIONS -
  None

SERIES OF TRANSACTIONS (B) -
  The Procter & Gamble Company
    Common Stock                    $ 433,572,686     (365)     $ 565,141,072     (326)      $ 203,809,084      $  361,331,988




NOTES:

(A) The market value of all assets acquired at the time of acquisition is equal to the purchase price. (B) The numbers in parentheses represent the number of transactions.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                        The Procter & Gamble Profit Sharing
                                        Trust and Employee Stock Ownership Plan


Date:  December 19, 2003               /S/ THOMAS J. MESS
                                        ------------------------------------
                                        Thomas J. Mess
                                        Secretary, Trustees of The Procter
                                        & Gamble Profit Sharing Trust and
                                        Employee Stock Ownership Plan





                                 EXHIBIT INDEX

Exhibit No.                                                         Page No.

      23                 Consent of Deloitte & Touche